Exhibit 10.1

PLAN OF EXCHANGE

BY WHICH

Caddystats, Inc.

(A Delaware Corporation)

SHALL ACQUIRE

Roadships Holdings, Inc.

(A Florida Corporation)

AND

Roadships Holdings, America, Inc.

(A Florida Corporation)

Exhibit 10.1

Table of Contents

Exhibit 10.1

PLAN OF EXCHANGE
BY WHICH
Caddystats, Inc.
(A Delaware Corporation)

SHALL ACQUIRE
Roadships Holding, Inc.
(A Florida Corporation)
AND
Roadships Holdings, America, Inc.
(A Florida Corporation)

This Plan of Exchange (the "Agreement" or "Plan of Exchange") is made and dated as of this third day of March, 2009, and is intended to supersede all previous oral or written agreements, if any, between the parties, with respect to this subject matter. This Agreement anticipates that extensive due diligence shall have been performed by both parties. All due diligence shall have been completed by the Parties no later than March 13, 2009.

I. RECITALS

1. The Parties to this Agreement.

1.1   Caddystats, Inc., ("CDDY"), a Delaware corporation.

1.2   Roadships Holdings, Inc., a Florida corporation ("Roadships").

1.3   Roadships America, Inc., a Florida corporation ("Roadships Am").

2. The Capital of the Parties.

2.1   The Capital of CDDY consists of 75,000,000 authorized shares of Common Stock, par value $.001, of which 10,750,000 shares are issued and outstanding.

2.2   The Capital of Roadships consists of 3,000,000,000 authorized shares of Common Stock, par value $.001 of which, 27,511,320 shares are issued and outstanding.

2.3   The Capital of Roadships Am consists of 1,000,000,000 authorized shares of Common Stock, par value $.001 of which 132,136,110 shares are issued and outstanding.

3. Transaction Descriptive Summary.

CDDY desires to acquire Roadships and Roadships Am and the shareholders of Roadships and Roadships Am (Collectively the "Roadships Shareholders") desire the Roadships and Roadships Am be acquired by CDDY. CDDY would acquire 100% of the capital stock of Roadships and Roadships Am in exchange for a pro rata interest in CDDY. The parties intend that the transactions qualify and meet the Internal Revenue Code requirements for a tax free organization, in which there is no corporate gain or loss recognized by the parties, in reference to Internal Revenue Code (IRC) sections 354 and 368.

4. SEC Compliance.

CDDY shall cause the filing with the Commission of a Current Report on Form 8-K, with four business days of the date hereof, reporting the execution of this Agreement.

5. Delaware Compliance.

Articles of Exchange are required to be filed by Delaware law as the last act to make the Plan of Exchange final and effective under Delaware law.

6. Audited Financial Statements.

Certain filings under the Securities Exchange Act of 1934, such as a Current Report on Form 8-K, require audited financial statements of Roadships and Roadships Am to be filed with the SEC within 90 days of the initial Form 8-K filing with respect to this transaction. In connection with CDDY's filing of a Current Report of Form 8-K/A within 90 days after the closing, as it relates to this transaction, audited financial statements of Roadships and Roadships Am will be filed with the SEC in accordance with Form 8-K. Roadships and Roadships Am have agreed to provide audited financial statements prepared in conformity with U.S. GAAP to CDDY at or prior to closing.

II. PLAN OF EXCHANGE.

1. Conditions Precedent to Closing.

The obligation of the parties to consummate the transactions contemplated herein are subject to the fulfillment or waiver prior to the closing of the following conditions precedent:

1.1 Shareholder Approval.

Roadships and Roadships Am and CDDY shall have secured their shareholder approvals for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents.

1.2 Board of Directors.

The Boards of Directors of each of Roadships and Roadships Am and CDDY shall have approved the transaction and this agreement, in accordance with the laws of its place of incorporation and its constituent documents.

1.3 Due Diligence Investigation.

Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the Plan of Exchange as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. The due diligence period, for purpose of this paragraph, shall have expired on March 13, 2009. The Closing Date shall be three days after the satisfaction or waiver of all of the conditions precedent to closing set forth in this Plan of Exchange, unless extended to a later date by mutual agreement of the parties.

1.4 Rights of Dissenting Shareholders.

The rights of dissenting shareholders, if any, of each party shall have been satisfied and the Board of Directors or each party, shall have determined to precede with the PLAN OF EXCHANGE.

1.5 Compliance or Waiver of Terms and Conditions.

All of the terms, covenants and conditions of the PLAN OF EXCHANGE to be compiled with or performed by each party before Closing shall have been compiled with, performed or waived in writing;

1.6 Delivery of Audited Financial Statements.

Roadships and Roadships Am shall have delivered to CDDY audited financial statements and an audit report thereon for the year ended December 31, 2008 and any required audits shall be prepared by a PCAOB member audit firm in accordance with U.S. GAAP at Roadships' expense.

2. Conditions Concurrent and Subsequent to Closing.

2.1 Delivery of the Shares of Roadships.

Immediately upon or within 30 days from the date of this agreement, CDDY shall have 100% of the issued and outstanding shares of Roadships and Roadships Am.

2.2 Acquisition Share Issuance and Purchase of Common Stock.

Immediately upon Closing, each of the Roadships Shareholders shall surrender their shares in Roadships and Roadships Am in exchange for a pro rata interest in CDDY. The agreement of each of the Roadships Shareholders to transfer and surrender their shares shall be independent of the agreement of any other shareholder to transfer and surrender by any other shareholder.

3. Plan of Exchange.

3.1 Exchange and Reorganization.

CDDY and Roadships and Roadships Am shall be hereby reorganized, such that CDDY shall acquire 100% the capital stock of Roadships and Roadships Am, and both Roadships and Roadships Am shall become wholly-owned subsidiaries of CDDY.

3.2 Issuance of Common Stock.

N/A

3.3 Closing/Effective Date.

The PLAN OF EXCHANGE shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the places of incorporation and constituent corporate documents, and upon compliance with governmental filing requirements, as such, without limitation, filings under the Securities Exchange Act of 1934, and the filings of Articles of Exchange, if applicable under State Law. Closing shall occur upon satisfaction of the terms of this agreement.

3.4 Surviving Corporations.

All three corporations shall survive the exchange and reorganization herein contemplated and shall continue to be governed by the laws of its respective jurisdiction of incorporation.

3.5 Rights of Dissenting Shareholders.

Each Party is the entity responsible for the rights of its own dissenting shareholders, if any.

3.6 Service of Process and Address.

Each corporation shall continue to be amenable to service of process in its own jurisdiction, exactly as before this acquisition. The address of CDDY is 200 Robbins Lane, Jericho, New York 11753. The address of Roadships is 1451 West Cypress Creek Road, Suite 300 Fort Lauderdale, Fl 33309. The address of CDDY will be changed according to the instruction of Roadships.

3.7 Surviving Articles of Incorporation.

The Articles of Incorporation of each Corporation shall remain in full force and effect, unchanged.

3.8 Surviving Bylaws.

The Bylaws of each Corporation shall remain in full force and effect, unchanged.

3.9 Further Assurance, Good Faith and Fair Dealing.

The Directors of each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and do all things prior to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant expressly hereby to deal fairly and in good faith with each other and each others shareholders. In furtherance of the parties desire, as so expressed, and to encourage timely, effective and businesslike resolution the parties agree that any dispute arising between them, capable of resolution by arbitration, shall be submitted to binding arbitration. As a further incentive to private resolution of any dispute, the parties agree that each party shall bear its own costs of dispute resolution and shall not recover such costs from any other party.

3.10 General Mutual Representations and Warranties.

The purpose and general import of the Mutual Representation and Warranties, are that each party has made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchange is accurate, true and correct. These warranties and representations are made by each party to the other, unless otherwise provided in this agreement, and they speak and shall be true immediately before Closing.

3.10.1 Organization and Qualification.

Each corporation is duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.

3.10.2 Corporate Authority.

Each corporation has corporate authority, under the paws of its jurisdiction and its constituent documents, to do each and every element of performance to which it has agreed, and which is reasonably necessary, appropriate and lawful, to carry out this Agreement in good faith.

3.10.3 Ownership of Assets and Property.

Each corporation has lawful title and ownership of its property as reported to the other, and as disclosed in its financial statements.

3.10.4 Absence of Certain Changes or Events.

Each corporation has not had any material changes or circumstances or events which have not been fully disclosed to the other party, and which, if different than previously disclosed in writing, have been disclosed in writing as currently as is reasonably practicable, Specifically, and without limitation:

3.10.4-a The business of each corporation shall be conducted only in the ordinary and usual course and consistent with its past practice, and neither party shall purchase or sell (or enter into any agreement to so purchase or sell) any properties or assets or make any other changes in its operation, respectively, taken as a whole, or provide for the issuance of, agreement to issue or grant of options to acquire any shares, whether common, redeemable common or convertible preferred, in connection therewith;

3.10.4-b Except as set forth in this Plan of Exchange, neither corporation shall (i) amend its Articles of Incorporation or By-Laws, (ii) change the number of authorized or outstanding shares of its capital stock, or (iii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property to this extent that which might contradict or not comply with any clause or conditions set forth in this Plan of Exchange, LOI or Escrow Agreement;

3.10.4-c Neither corporation shall (i) issue, grant or pledge or agree or propose to issue, grant sell or pledge any shares of or rights of any kind to acquire any shares of its capital stock, (ii) incur any indebtedness other than in the ordinary course of business, (iii) acquire directly or indirectly by redemption or otherwise any shares of its capital stock of any class or (iv) enter into or modify any contract, agreement, commitment or agreement with respect to any of the foregoing;

3.10.4-d Except in the ordinary course of business, neither party shall (i) increase the compensation payroll or to become payable by it to any of its officers or directors; (ii) make any payment or provision with respect to any bonus, profit sharing, stock option, stock purchase, employee stock ownership, pension, retirement, deferred compensation, employment or other payment plan, agreement or arrangement for the benefit of its employees (iii) grant any stock option or stock appreciation rights or permit the exercise of any stock appreciation rights where the exercise of such rights is subject to its discretion (iv) make any changes in the compensation to be revived by any of its officers; or adopt, or amend to increase compensation or benefits payable under, any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, termination or severance or other plan, agreement, trust, fund or arrangement for the benefit of employees, (v) enter into any agreement with respect to termination or service pay, or any employment agreement or other contract or agreement with any officer or director or employee, respectively, with respect to the performance or personal services that is not terminable without liability by it on thirty days notice or less, (vi) increase benefits payable under its current severance or termination, pay agreements or policies or (vii) make any loan or advance to, or enter into any written contract, lease, or commitment with, any of its officers or directors;

3.10.4-e Neither party shall assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, other than obligations and liabilities expressly assumed by the other party;

3.10.4-f Neither party shall make any investment of a capital nature either by purchase by stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation.

3.10.5 Absence of Undisclosed Liabilities.

Each corporation has, and has no reason to anticipate having, any material liabilities with have not been disclosed to the other, to the financial statements or otherwise in writing.

3.10.6 Legal Compliance.

Each corporation shall simply in all material respects with all Federal, state, local, and other governmental (domestic or foreign) laws, statutes, ordinances, rules, regulations (including all applicable securities laws), orders, writs, injunctions, decrees, awards or other requirements of any court or other governmental or other authority applicable to each of them or their respective assents or to the conduct of their respective businesses, and use their best efforts to perform all obligations under all contracts, agreements, licenses, permits, and undertaking without default.

3.10.7 Legal Proceedings.

Each corporation has no legal proceedings, administrative or regulatory proceeding, pending or suspected, which have not been fully disclosed in writing to the other.

3.10.8 No Breach of Other Agreements.

This Agreement, and the faithful performance of this agreement, will not cause any breach of any other existing agreements, or any covenant, consent decree, or undertaking by either, not disclosed to the other.

3.10.9 Capital Stock.

The issued and outstanding shares and all shares of capital stock of each corporation is as detailed herein, that all such shares are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shares, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such corporation.

3.10.10 SEC Reports.

CDDY has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to by filed by it with the SEC since the date of its registration under the Securities Act of 1933, as amended (collectively, including all exhibits thereto, the "CDDY SEC Reports"). None of the CDDY SEC Reports, as of their respective dates, contain any untrue statements of material fact or failing to contain any statements which were necessary to make the statements made therein, in light of the circumstances, not misleading. All of the CDDY SEC Reports, as of their respective dates (and as of the date of any amendment to the respective CDDY SEC Reports), compiled as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

3.10.11 Brokers' or Finder's Fee.

Each corporation is not aware of any claims for brokers' fees, or finder's fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, any obligation of either company.

3.11 Miscellaneous Provisions

3.11.1 Public Disclosure.

Except as required by law, no party shall provide any information concerning any aspect of the transactions contemplated by this agreement to anyone other than their respective officers, employees and representatives within the prior written consent of the other parties hereto. The aforesaid obligation shall terminate on the earlier to occur of (a) the Closing, or (b) the date by which any party is required under its articles or bylaws or as required by law, to provide specific disclosure of such transactions to its shareholders, governmental agencies or other third parties. In the event that the transaction does not close, each party will return all confidential information furnished in confidence to the other. In addition, all parties shall consult with each other concerning the timing and consent of any press release or news release to be issued by any of them.

3.11.2 Counterpart Originals

This Agreement may be executed simultaneously in two or more counterpart originals. The parties can and may rely upon facsimile signatures as binding under this Agreement, however, the parties agree to forward original signatures to the other parties as soon as practicable after the facsimile signatures have been delivered.

3.11.3 Arbitration.

The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the parties cannot resolve by agreement or mediation shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association. As a further incentive to avoid disputes, each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. This provision is expressly intended to discourage litigation and to encourage orderly, timely and economically resolution of any disputes which may occur.

3.11.4 Survivability.

If any provision of this Agreement of the application thereof to any person or situation shall be held invalid or unenforceable, the remainder of the Agreement and the application of such provision to other persons or situations shall not be affected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

3.11.5 Waiver.

No waiver by any party of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

3.11.6 Governing Law.

The parties acknowledge that both they and their counsel have been provided ample opportunity to review and revise this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively. The Agreement shall be governed and construed in accordance with the laws of the state of Delaware.

4. Termination.

The PLAN OF EXCHANGE may be terminated by written notice, at any time prior to closing, (i) by mutual consent, (ii) by either party during the due diligence phase, (iii) by either party, in the event that the transaction represented by the anticipated PLAN OF EXCHANGE has not bee implemented 60 days form the date of this Agreement, or (v) by either party in the event that a condition of closing is not met by March 31, 2009. In the event that the termination of the PLAN OF EXCHANGE by either or both, as provided above, the PLAN OF EXCHANGE shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

5. Closing.

The parties hereto contemplate that the closing of this Plan of Exchange shall occur no more than three days after all the conditions precedent have been met or waived. The closing deliveries will be made pursuant to this Agreement. In addition, within 60 days of signing the Plan of Exchange CDDY shall acquire 100% of the capital stock of Roadships and Roadships Am.

6. Merger Clause.

This Plan of Exchange constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and such document supersedes all prior understandings or agreements within the parties hereto, whether oral or written, with respect to the subject matter hereof, all of which are hereby superseded, merged and rendered null and void.

IN WITNESS WHEREOF, The parties hereto, intending to be bound, hereby sign this Plan of Exchange below as of the date first written above.

CADDYSTATS, INC.

By: /s/ Michael P. Nugent
Michael P. Nugent,
President

ROADSHIPS HOLDING, INC.

By: /s/ Robert Smith
Robert Smith, President

ROADSHIPS AMERICA, INC.

By: /s/ Robert Smith

Robert Smith, Corporate Secretary